Exhibit 99.A

Exhibit A to SEC 13D/A Filing of 11/20/2006

November 16, 2006

The St. Lawrence Seaway Corporation
Board of Directors
55 South State Avenue
Indianapolis, Indiana 46204

            Via FedEx

Gentlemen:

As disclosed in my recent SEC Form 13D filing, I am the beneficial owner of some 39,000 shares (9.1%) of your common stock.  I also disclosed that I had intentions of seeking representation on the Company’s Board of Directors.  Please accept this letter as my formal request to be included as a nominee to The St. Lawrence Seaway Corporation’s Board at your next annual meeting of shareholders.

My reasons for seeking nomination to the Board are as follows:

  To make sure that the Company and its directors allocate sufficient resources and pursue vigorously merger or reverse merger possibilities to the fullest extent possible.

  To aid the Company and provide oversight in whatever ways possible to achieve the highest shareholder value in any proposed business combination as well as with the development of its current business activities and investments.

  To be available, if necessary, to represent the Company with strategic business combinations.  My proximity to North Carolina’s Research Triangle Park along with the many number of start-up companies in the area may be of benefit to the Company should it continue to seek business opportunities with pharmaceuticals and health-related products or businesses which seek to go public through a reverse merger.

  To be sure that minority and outside shareholder interests are properly represented in all corporate matters.

In previous quarterly filings with the SEC, the Company disclosed that it was “currently evaluating strategic alternatives including the complete liquidation and dissolution of the Company and the appropriate timing thereof to afford the Company with an optimum opportunity to find and complete favorable merger or sale agreements with respect to the Company or its assets in an effort to maximize the total return on its shareholders' investment.”

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Page 2 -The St. Lawrence Seaway Corporation
    – Letter to Board of Directors DTD 11/16/06

I believe that the Company has value as a publicly traded entity which can be further enhanced because of its clean balance sheet and the expertise and talent within the current Board to achieve those goals.  Mr. Greenblatt’s recent exercise of warrants is a good example of commitment to the Company, however, I would like to remain confident that the Board remain vigilant in pursuing business combinations and that the Company remains a primary focus of those serving on its Board.

I will be happy to provide you with any background information required for my nomination to the Board.  I also would like to invite any member of the Board who wishes to discuss corporate matters to contact me at his earliest convenience.  Please be assured that any conversations will be held under the strictest code of confidentiality, and that any material information disclosed would be treated as such within the confines of SEC, State and Federal laws and within the policies of my current employer, Franklin Street Partners, a registered investment advisor.  Please note that my investment in The St. Lawrence Seaway Corporation is held through my own personal investment funds, and is in no way associated with, nor advised by, nor recommended by my current employer in any capacity whatsoever.

I may be reached at 919-403-3018 or by writing to me at the address provided in my latest 13D filing.  I will include this letter in my next filing which I will make within the next few days.

Sincerely,

/s/ Ronald A. Zlatniski

Ronald A. Zlatniski
Private Investor
1450 Raleigh Road, Ste 300
Chapel Hill, NC 27517